

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 14, 2023

Kimball Carr
Chief Executive Officer
Inspire Veterinary Partners, Inc.
780 Lynnhaven Parkway
Suite 400
Virginia Beach, VA 23452

> **Re: Inspire Veterinary Partners, Inc.**
> **Amendment No. 3 to Draft Registration Statement on Form S-1**
> **Submitted January 30, 2023**
> **Amendment No. 4 to Draft Registration Statement on Form S-1**
> **Submitted February 2, 2023**
> **CIK No.: 0001939365**

Dear Kimball Carr:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our January 21, 2023 letter.

Draft Registration Statement on Form S-1 Filed on January 30, 2023 and February 2, 2023

Prospectus Summary, page 1

1. We refer to your revised disclosure that you also provide equine care as of December 2022. To the extent correct, please revise to balance such information by explaining that only one location provides equine care, and that the other locations are small animal practices.

Risk Factors
The animal health industry is highly competitive, page 19

2. You state in this revised disclosure that you believe many of your competitors are conducting R&D activities in areas served by your products and or services, and that you also face competition from manufacturers of drugs globally, as well as producers of nutritional health products and animal health service providers. Please expand your discussion to further explain these risks. For example, explain which R&D activities your competitors are conducting and how this may affect competition for your products and services.

Selling Stockholders, page 28

3. We note your revisions in response to our prior comment 4 and your statement that the disclosure in this section is based on 6,553,632 shares of Class A common stock and 4,300,000 shares of Class B common stock expected to be outstanding upon the consummation of the primary offering, and assumes the conversion of all outstanding convertible debt and the exercise of all outstanding warrants. However, your disclosures elsewhere, including on pages 8 and 24, disclose that there will be 10,853,632 shares of Class A common stock outstanding after the offering. Please revise to address the discrepancy. In addition, for each selling shareholder, except with respect to owned outstanding shares of Class A common stock, please revise each shareholder's corresponding footnote to clearly disclose the anticipated number of shares of Class A common stock to be owned (*e.g.*, that the share amount in the table reflects a specified number of shares of Class A common stock upon conversion of convertible promissory notes). Also add a discussion explaining how you made such calculations, (*e.g.*, assuming a specified initial public offering price and a corresponding assumed conversion price). In this regard, we note the statement in footnote 28 that only 878,790 shares of common stock are outstanding. Ensure that the information presented in this section is as of a recent date. Also explain why you have indicated that certain shareholders will hold a certain percentage of shares after the offering, but you have not included the number of shares owned in the "Total Shares" column.

4. We refer to the penultimate paragraph on page 30, and note that the disclosures in this revised table and in the revised beneficial ownership table indicates that certain shareholders subject to a lock-up, such as Messrs. Carr, Lau, and Marten, and Best Future Investment, are expected to sell shares in the secondary offering. We note that you state on page 31 that the offering by the selling stockholders will remain open for 180 days following the date of the prospectus, and that these shareholders who are subject to a lock-up are subject to such lock-up for the same duration and would need the underwriter's prior written consent in order to sell. For each shareholder subject to the lock-up, please include a footnote next to the amount and percentage to be owned by such shareholder to disclose any consent that the underwriter has already provided.

Summary of Results of Operations, page 40

5.   We note your response to comment 11. Pursuant to Item 303(b)(2)(iii) of Regulation S-K, please separately quantify the extent to which each material factor contributed to changes in revenue. In this regard, we would expect quantification of the extent to which price increases contributed to an increase in revenue separately from the extent to which volume decreases resulted in a decrease in revenue.

6.   In regards to your presentation of average daily service revenue and average daily product revenue, please provide the following disclosures:
   • How the metric is calculated, including any estimates or assumptions underlying the metric or its calculation;
   • The reasons why the metric provides useful information to investors; and
   • How management uses the metric.
   Refer to SEC Release No. 33-10751.

Management and Board of Directors, page 60

7.   We note that you have listed director nominees, and that your footnote disclosure on page 60 states that such nominees are anticipated to become effective upon consummation of the underwritten primary offering. However, we note that the consents you have filed as exhibits for such director nominees state that their appointment as directors will take effect upon the effective date of the registration statement. Please revise to reconcile the discrepancies, and if the director nominees will become directors on the effective date of the registration statement, please clarify that you will file a pre-effective amendment that includes the signatures of a majority of the board, as then in effect, or advise.

8.   We refer to your revised disclosure on page 65, and note that you state that there are three female directors as of January 30, 2023. However, based on your disclosures elsewhere, including your signature page and your disclosures of your management, this information does not appear to be accurate. Please revise accordingly.

Executive and Director Compensation, page 67

9.   We refer to your revised disclosures in response to prior comment 9. Please explain why you have disclosed no compensation paid to Messrs. Keiser and Lau. Item 402(m) of Regulation S-K provides that all compensation paid to named executive officers shall be reported pursuant to the Item, even if also called for by another requirement, including transactions between you and a third party where a purpose of the transaction is to furnish compensation to any such named executive officer or director. In this regard, we note that you have consulting agreements with Star Circle Advisory Group, owned and controlled by your directors, including Mr. Lau, and Blue Heron Consulting, partially owned by Mr. Stith Keiser.

10.   We refer to your revised disclosure on page 70 that Mr. Carr was granted a cashless warrant on September 1, 2022 by the board of directors in consideration of Mr. Carr's

personal guaranty of your loans. Please revise to include the grant of warrant in your compensation table. Refer to Item 402(n).

Security Ownership of Certain Beneficial Owners and Management, page 69

11. We refer to your response to prior comment 3, which states that the share distributions by Wilderness Trace has not yet occurred. Since such share distributions have not yet occurred, please explain why the ownership of Wildnerness Trace is not reflected in this table, or revise accordingly.

12. We note your revised disclosure that the table reflects beneficial ownership information as of December 31, 2022, and that the voting power ownership information reflects a total of 10,853,632 shares of common stock outstanding, which includes both shares of Class A and Class B common stock. However, your revised disclosure on page 8 indicates that after the offering, there will be 10,853,632 shares of Class A common stock outstanding. Please revise your disclosures here to clearly show information as of a recent date. Also revise the table to disclose the ownership information after the consummation of the primary offering and to explain the expected conversions.

Item 15. Recent Sales of Unregistered Securities, page II-2

13. We note your response to our prior comment 13 and that you made Form D filings on January 27, 2023. It continues to appear that you have not filed a corresponding Form D for certain of these offerings. For example, it does not appear that a Form D was filed for the November 2022 Bridge Financing with Target and 622 Capital, LLC.

Financial Statements, page F-1

14. We are continuing to evaluate your waiver request and response to comment 10.

15. We note your response to comment 11 and that you intend to to file an amended S-1 which will include fiscal year 2022 audited consolidated financial statements. It is not clear why you indicated that the inclusion of the 2022 audited financial statements will result in the exclusion of any preacquisition audited financial statements of acquirees pursuant to Rule 3-05 of Regulation S-X based on your application of SAB Topic 1.J. For purposes of Rule 3-05 of Regulation S-X and correspondingly SAB Topic 1.J, we remind you that you must evaluate business acquisitions that occurred during the most recent fiscal year or subsequent interim period. Given that you had multiple acquisitions during 2022 including The Pony Express Veterinary Hospital in September 2022 and the Williamsburg Animal Clinic in December 2022, as previously requested, please provide us with your detailed application of the guidance of SAB Topic 1.J which led to your determination that preacquisition audited financial statements would not be required for your acquirees.

Note 7. Stockholders Equity, page F-23

16. We remind you of comment 34 of our letter dated November 21, 2022 and your response dated December 7, 2022 in which you indicated that you will provide an explanation for the determination of the fair value of the common stock underlying your equity issuances and the reasons for the differences between recent valuations of your common stock and the estimated offering price. Given that you have included an estimated offering price, please provide us with this explanation.

Exhibits

17. We note your revisions in response to our prior comment 15 and reissue in part. We note your disclosure in the exhibit index key that certain schedules and exhibits have been omitted pursuant to Item 601(b)(10)(iv) of Regulation S-K. To the extent you intend to redact information from any exhibit pursuant to Item 601(b)(10)(iv) of Regulation S-K, please revise the applicable footnote to state that certain information has been excluded from relevant exhibits because it is both not material and the type of information that the registrant treats as private or confidential. Additionally, please include a prominent statement on the first page of each redacted exhibit that certain identified information has been excluded from the exhibit because it is both not material and is the type that the registrant treats as private or confidential, and to include brackets to indicate where the information is omitted from the filed version of the exhibit.

18. We refer to your revised disclosures regarding the convertible promissory notes issued to various individuals and entities as partial consideration for your acquisitions. To the extent any such note will not convert automatically upon the completion of the primary offering, please file such agreement or form of such agreement as an exhibit.

You may contact Nudrat Salik at 202-551-3692 or Al Pavot at 202-551-3738 if you have questions regarding comments on the financial statements and related matters. Please contact Jordan Nimitz at 202-551-5831 or Dorrie Yale at 202-551-8776 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Industrial Applications and Services

cc: Joe Laxague, Esq.